UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC file number	001-35390

CUSIP number	33582V108

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Fiscal Year Ended December 31, 2014

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
	☐	Transition Report on Form 10-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

FIRST NIAGARA FINANCIAL GROUP, INC
Full name of registrant

N/A
Former name if applicable

726 Exchange Street, Suite 618
Address of Principal Executive Office (Street and Number)

Buffalo, New York 14210
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Management of First Niagara Financial Group, Inc. (the “Company”) has preliminarily determined that the Company’s allowance for loan and lease losses (“allowance”) for the period ending December 31, 2014 was overstated due to the misconduct of a mid-level employee. The employee has since been terminated by the Company.
Based on management’s preliminary assessment, the overstatement of the allowance (and understatement of earnings) dates back to mid-2013 and continued through the quarter-ended December 31, 2014. Correcting the overstatement of the allowance would have the cumulative effect of increasing the Company’s retained earnings over those periods while reducing the allowance as well as the coverage ratios. The Company has not yet determined whether any such changes constitute a material impact on its previously issued financial statements.
The Company will complete its investigation as expeditiously as possible and, if appropriate, revise relevant financial information when it files its audited financial statements on Form 10-K and any other required filings with the Securities and Exchange Commission.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Gregory W. Norwood	716	819-5500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    YES ☑ NO ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    YES ☑ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
For a comparison of the Company's 2014 and 2013 results, refer to the press release dated January 23, 2015 which disclosed fourth quarter and full year 2014 results and was filed as an exhibit to the Form 8-K filed January 23, 2015, as supplemented by the discussion herein in Part III. Revised results have not yet been determined, however, we expect that any revision to the Company's 2013 or 2014 results will have the cumulative effect of increasing the Company's retained earnings over those periods while reducing the allowance for loan and lease losses as well as the coverage ratios.

FIRST NIAGARA FINANCIAL GROUP, INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 27, 2015	By:	/s/ Gregory W. Norwood
Gregory W. Norwood
Senior Executive Vice President and Chief Financial Officer

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